Exhibit 99.1
CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
TEL: (65) 6220 8411 FAX: (65) 6226 0502
FOR IMMEDIATE RELEASE
China Yuchai International Limited (“CYI”) Director Resigns
July 9, 2007 — Mr. Wong Hong Ren, a member of the board of directors of each of CYI and Guangxi Yuchai Machinery Company Limited (“Yuchai”), a subsidiary of CYI, submitted a letter dated July 5, 2007 to CYI’s Board of Directors on July 6, 2007, resigning as a member of the board of directors of each of CYI and Yuchai. In his resignation letter, Mr. Wong cited, among other things, differences of opinion with CYI’s board relating to CYI’s business expansion plans, the funding requirements for Yuchai and the form of the final version of the Cooperation Agreement entered into by CYI, including the waiver by CYI of the US$20 million payment by Yuchai to CYI.
At a meeting held on July 9, 2007, CYI’s board of directors discussed and accepted Mr. Wong’s resignation from CYI’s board of directors with effect from July 5, 2007. CYI’s board of directors had previously considered the three issues described above and raised by Mr. Wong in his resignation letter, and after extensive deliberations, had decided to pursue a course of action that was supported by all directors other than Mr. Wong.
CYI is in discussions with Guangxi Yuchai Machinery Group Company Limited (the “State Holding Company”), the other significant shareholder of Yuchai, to appoint one or two of the State Holding Company’s nominees to CYI’s board of directors.
CYI will also convene a meeting of Yuchai’s board of directors to discuss and accept Mr. Wong’s resignation, and to fill the resulting vacancy.
CYI wishes to thank Mr. Wong for his service on the CYI and Yuchai boards of directors.
GENERAL INFORMATION
CYI has submitted a copy of this press release on Form 6-K with the U.S. Securities and Exchange Commission. A copy of such submission has also been sent to The New York Stock Exchange.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director Mr Philip Ting, Director and CFO